UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-36059

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(Name of Registrant)

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B

Colonia Zedec Santa Fe

United Mexican States, Mexico City 01210

+(52) 55-5261-6400

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS) (the “Company”) is amending its report on Form 6-K furnished to the U.S. Securities and Exchange Commission on October 27, 2022 solely to correct the Company’s earnings per ADS for the Third Quarter 2022 to $0.34 from $0.30, and for the Third Quarter 2021 to $0.65 from $0.60, initially reported in the press release. Except as expressly set forth herein, this amendment does not modify, amend, or update in any way the financial results for the Third Quarter 2022 and other disclosures set forth in the press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Date: October 27, 2022	By:	/s/ Enrique J. Beltranena Mejicano
Name: Enrique J. Beltranena Mejicano Title: President and Chief Executive Officer

	By:	/s/ Jaime E. Pous Fernández
Name: Jaime E. Pous Fernández Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated October 24, 2022 titled “Volaris Reports Financial Results for the Third Quarter 2022.”